Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On May 21, 2010, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE’S S&P 500 INDEX OPTIONS (SPX) VOLUME BEATS ALL-TIME DAILY HIGH:

—NEARLY 2.19 MILLION SPX CONTRACTS CHANGE HANDS ON THURSDAY

—TOTAL TRADING VOLUME AT CBOE MARKS SECOND MOST ACTIVE DAY EVER

— ETF OPTIONS SET NEW DAILY RECORD

CHICAGO, May 21, 2010 — The Chicago Board Options Exchange (CBOE) today reported that trading volume in S&P 500® Index options (SPX) contracts on Thursday, May 20 established a new daily record with 2,187,004 contracts traded. Thursday’s SPX record surpasses the previous daily volume record of 2,170,870 contracts traded on October 6, 2008. Additionally, on Wednesday, May 19, SPX volume totaled 2,146,625 contracts, the third-highest volume day in the contract’s history.

Thursday marked CBOE’s second-most-active trading day overall as Exchange volume totaled 10,191,893 contracts.  On May 6, CBOE registered its highest volume day ever with 10,571,568 contracts traded.

ETF options at CBOE also recorded a new single-day volume record on Thursday, as 3,528,232 contracts changed hands, surpassing the May 6 record of 3,422,162 ETF options traded.

Other Volume Records at CBOE in May

•                  ETF options volume at CBOE set a new daily record with 3,422,162 contracts traded on May 6. The previous daily volume record was 3,362,681 contracts traded on September 17, 2008.

•                  CBOE Futures Exchange (CFE), home of CBOE Volatility Index® futures, recorded two back-to-back weeks of record trading volume. From May 3 through May 7, CFE volume totaled 155,672 contracts, surpassing the week of April 26 through 30 when 80,503 contracts changed hands. On May 7, CFE also established an all-time daily volume record of 46,046 contracts.

•                  Volume in CBOE Volatility Index (VIX) futures set back-to-back single-day trading records on May 6 and 7, with 44,728 contracts and 45,976 contracts traded, respectively.  These totals exceeded the old record of 27,550 contracts from April 27, 2010.

-more-

Chicago Board Options Exchange (CBOE), the largest U.S. options exchange and creator of listed options, continues to set the bar for options trading through product innovation, trading technology and investor education. CBOE offers equity, index and ETF options, including proprietary products, such as S&P 500 options (SPX), the most active U.S. index option, and options on the CBOE Volatility Index (VIX), the world’s barometer for market volatility. Other groundbreaking products engineered by CBOE include equity options, security index options, LEAPS, FLEX options, and benchmark products such as the CBOE BuyWrite Index (BXM). CBOE’s Hybrid Trading System incorporates electronic and open-outcry trading, enabling customers to choose their trading method. CBOE’s Hybrid is powered by CBOEdirect, a proprietary, state-of-the-art electronic platform that also supports the CBOE Futures Exchange (CFE), CBOE Stock Exchange (CBSX) and OneChicago. CBOE is home to the world-renowned Options Institute and www.cboe.com, named “Best of the Web” for options information and education.

CBOE is regulated by the Securities and Exchange Commission (SEC), with trades cleared by the AAA-rated Options Clearing Corporation (OCC).

CBOE Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBSX®, CBOE Stock Exchange®, CFE®, CBOEdirect®, Hybrid®, CBOE Volatility Index®, and VIX® are registered trademarks, and CBOE Futures ExchangeSM and SPXSM are servicemarks of Chicago Board Options Exchange, Incorporated. Standard & Poor’s®, S&P®, S&P 100®, S&P 500®, Standard and Poor’s Depositary Receipts®, and SPDR® are registered trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Chicago Board Options Exchange, Incorporated.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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